Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 5, DATED FEBRUARY 4, 2016
TO THE PROSPECTUS, DATED AUGUST 12, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated August 12, 2015 (the “Prospectus”), as supplemented by Supplement No. 2, dated November 17, 2015, Supplement No. 3, dated December 10, 2015 and Supplement No. 4, dated January 22, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To describe the completion of the acquisition of the Domain Apartments and

B.	To describe the terms of debt financing related to the acquisition of the Domain Apartments.

A. Acquisition of the Domain Apartments by Hines Global II

The following updates and supplements the information provided in Supplement No. 3, dated December 10, 2015 and the "Our Real Estate Investments" section of the Prospectus.

On January 29, 2016, we through a wholly-owned subsidiary of our operating partnership, acquired the Domain Apartments. The Domain Apartments is a multi-family community located in Henderson, Nevada. The contract purchase price for the Domain Apartments was $58.2 million, exclusive of transaction costs and working capital reserves. As of the date of acquisition, the multi-family community was 95% leased with an average effective monthly rental rate of $1,252 per unit.

For the years ended December 31, 2015 and 2014, the average effective monthly rental rate was $1,231 and $1,187 per unit, respectively, and the weighted average occupancy was 95% and 54%, respectively. Average effective monthly rental rate per unit is calculated as the monthly contractual base rent excluding charges for storage, parking, pets and other miscellaneous amounts, net of free rent, divided by the average units leased. The average effective monthly rental rate per unit and the weighted average occupancy for the year ended December 31, 2014 may not be indicative of the rent and occupancy in the periods post-stabilization since the community did not reach stabilization until November 2014.

The estimated going-in capitalization rate for the Domain Apartments is approximately 5.5%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses include all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the current tenants will perform under their lease agreements during the next 12 months and assumptions related to leasing vacant space.

In connection with this acquisition, we expect to pay our Advisor approximately $1.3 million in acquisition fees. Further details about the Domain Apartments are disclosed in Supplement No. 3 dated December 10, 2015.

B. Description of Debt Related to the Acquisition of the Domain Apartments

The following supplements the "Our Real Estate Investments — Our Permanent Debt" section of the Prospectus.

On January 29, 2016, we, through a wholly-owned subsidiary of our operating partnership, entered into a loan agreement with Wells Fargo Bank, National Association, which we refer to as Wells Fargo, with the principal sum of $34.3 million to fund the acquisition of the Domain Apartments. Wells Fargo is not affiliated with us or our affiliates.

Interest accrued on the loan is due and payable on the first business day of each month commencing in February 2016. The loan has a floating interest rate of Libor + 1.60%. Repayment of principal is due upon the maturity of the loan on January 29, 2020. We have the option to extend the term for an additional year subject to the satisfaction of certain conditions.

The loan may be prepaid at any time on or after July 29, 2017, subject to certain conditions, including but not limited to providing 30 days' notice to Wells Fargo.

The loan contains various customary events of default, with corresponding grace periods, including, without limitation, payment defaults and bankruptcy defaults. The Note also contains customary financial and other covenants, including without limitation, covenants regarding the debt service coverage ratio, failure to maintain a property management agreement and other customary covenants which are more fully described therein. Upon the occurrence of any default, Wells Fargo may declare all sums owed under this note immediately due and payable.